SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2016

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1.1	2016 Interim Report, dated August 23, 2016.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities;

•	implementation of a value-added tax to replace the business tax in the PRC; and

•	the uncertainties involved in the operations and the future performance of the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 6, 2016	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

CHINA TELECOM

中國電信股份有限公司
China Telecom Corporation Limited
HKEx Stock Code 香港交易所股份代號：728
NYSE Stock Code 紐約證券交易所股份代號：CHA

WE ENGAGE 喚新

WE EVOLVE 換新

WE EXCEL 煥新

二零一六年中期報告
Interim Report 2016

Forward-looking

Statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Contents

1	Financial Highlights

2	Chairman’s Statement

8	Report on Review of Interim Financial Statements

9	Unaudited Consolidated Statement of Financial Position

11	Unaudited Consolidated Statement of Comprehensive Income

12	Unaudited Consolidated Statement of Changes in Equity

13	Unaudited Consolidated Statement of Cash Flows

15	Notes to the Unaudited Interim Financial Statements

34	Other Information

Financial Highlights

	Six-month period ended 30 June
	2015	2016

Operating revenues (RMB millions)	164,953	176,828
EBITDA[1] (RMB millions)	50,739	50,555
EBITDA margin[2]	34.5%	32.6%
Net profit[3] (RMB millions)	10,980	11,673
Earnings per share (RMB)	0.136	0.144
Capital expenditure (RMB millions)	36,685	40,746

1	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
2	EBITDA margin was calculated based on EBITDA divided by service revenues.
3	Net profit represented profit attributable to equity holders of the Company.

Chairman’s Statement

In the first half of 2016, with a unitary goal cohering as a whole, the Company adhered to the established development strategy to persist in excellent execution. Firmly seizing opportunities and taking steps in reform and innovation, the Company accomplished brilliant results. With accelerated expansion of operation scale, our business structure was continually optimised while our competitive capabilities were remarkably strengthened. The vitality of our employees was fully demonstrated. Through proactively grasping the arising opportunities and adapting to the changing trends in a timely manner, the Company firmly established a new strategy on transformation and upgrades, aimed at providing superb customer experience in an era of intellectual services and facilitating the Company’s evolution into a leading integrated intelligent information services operator.

Overall results

In the first half of 2016, the Company had excellent performance in its overall results. Operating revenues amounted to RMB176.8 billion, representing an increase of 7.2% over the same period last year, achieving industry-leading growth. Service revenues1 amounted to RMB155.2 billion, representing an increase of 5.6% over the same period last year with continual rapid optimisation in revenue structure. EBITDA2 was RMB50.6 billion while EBITDA margin2 was 33%. Profit attributable to the equity holders of the Company was RMB11.7 billion, representing an increase of 6.3% over the same period last year. Basic earnings per share were RMB0.14. Capital expenditure was RMB40.7 billion while free cash flow3 was RMB6.1 billion.

Taking into consideration the Company’s profitability, cash flow level and the capital requirements for future development, the Board of Directors has decided not to pay an interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider the expectation of shareholders’ return and evaluate the final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation while EBITDA margin was calculated based on EBITDA divided by service revenues.
[3]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

Chairman’s Statement

Scale Breakthrough with Favourable Trends

In the first half of the year, the Company comprehensively implemented aggressive marketing strategy and emphasised the operating focuses, “2+5”4. With persistent promotion of in-depth integration and enhancement in efficiently-centralised operation, the Company expanded open cooperation and fully leveraged the differentiated edges, resulting in notable improvements in competitive strengths.

Comprehensive upgrade in 4G capabilities to drive industry-leading growth in mobile business. By fully leveraging the competitive advantages in 4G network and “multi-mode” handsets, the Company increased efforts in integration and the effect of 4G driving the scale development of mobile business was evident. The net increase of 4G terminal users was 31.64 million, accounting for 18% market share in industry’s net additions. The total number of 4G terminal users reached 90.10 million, accounting for 15.2% market share. The net increase of mobile subscribers was 9.04 million, accounting for 32% market share in industry’s net additions. The total number of mobile subscribers reached approximately 210 million, representing 15.9% market share. 4G users accounted for 44% of total mobile subscribers, representing an increase of 14 percentage points from the end of last year. The monthly average data traffic per 4G user reached 889 MB while the aggregate handset Internet data traffic increased by 135% compared to the same period last year. The mobile handset Internet access revenue increased by 42% over the same period last year, accounting for 47% of the mobile service revenues. The mobile service revenues increased by 8.3% over the same period last year, outperforming the industry growth.

Sustained expansion of fibre broadband edges to further strengthen our leading position in broadband service. The Company proactively implemented the national strategy of “Broadband China” and insisted on expediting bandwidth upgrade in broadband. Persistently driven by 100 Mbps products with trial run of 1,000 Mbps products, the Company comprehensively integrated and optimised our services quality, resulting in remarkable achievements in development. The wireline broadband service revenue increased by 3.3% over the same period last year, driving the wireline service revenues achieved healthy growth. The net addition of Fibre-to-the-Home (FTTH) subscribers was 17.35 million, reaching a total of 88.34 million. The net addition of wireline broadband subscribers was 4.94 million, reaching a total of approximately 120 million. FTTH subscribers accounted for 75% of the total wireline broadband subscribers, an increase of 12 percentage points from the end of last year. The market share of wireline broadband business within the service area of the Company’s wireline operations was 62% whereas the market share of FTTH subscribers was approximately 66%, continuing to maintain the leading position in wireline broadband market.

Rapid expansion in emerging areas and accelerated cultivation of new growth engines. Leveraging the e-Surfing HD platform and smart home gateway, and riding on our competitive advantages in subscribers scale, the Company endeavoured to build a “Smart Family” system. The net addition of e-Surfing HD subscribers was 9.78 million, representing an increase of 129% as compared with the subscriber growth number recorded in the same period last year. The total number of e-Surfing HD subscribers exceeded 50 million while the revenue increased by 33% over the same period last year. The number of active “BestPay” subscribers exceeded 8 million and “BestPay” positioned the second in third-party ranking of mobile payment industry apps5, while total transaction amount was approximately RMB380 billion. The whole-network efficient-centralisation of Internet of Things (IoT) business was launched in April with a focus on key breakthroughs in areas such as smart transport, smart logistics, wearable devices and Internet of vehicles. In the first half of the year, the net addition of IoT connections exceeded

[4]	“2+5” refers to two fundamental businesses namely 4G and fibre broadband plus five emerging areas namely e-Surfing HD, BestPay, Internet of Things, cloud and Big Data and “Internet+”.
[5]	Data source: Top 20 mobile payment apps in June 2016 by Analysys.cn.

Chairman’s Statement

3 million. The Company will expedite the construction of an advanced IoT platform through self-R&D and cooperation. Fully leveraging the integration of cloud and network together with the existing data resources advantages, the Company accelerated efficiently-centralised development of cloud and Big Data businesses. The revenues from cloud services increased by 41% over the same period last year while the revenues from Big Data increased by nearly 3 times. We actively explored and developed the “Internet+” market with a focus on three key areas including government administration, education and healthcare and hence the quantity of orders from key government and enterprise customers increased by nearly 30% over the second half of last year. The development trend of emerging areas progressed well with vast potentials in the future prospect.

Excellent execution with notable advantages

In the first half of the year, the Company examined and assessed the market trends, planned meticulously and executed efficiently to establish new and all-rounded competitive advantages while striving to promote changes towards a more favourable direction for the Company in the competitive landscape.

Extensive in-depth integration. Exploiting the competitive strengths in full-service operation, the Company promoted in-depth integration and innovative development in various areas including business, network, platform and services, resulting in mutual promotion and interactions amongst respective businesses while effectively driving concurrent enhancements in scale and value. The high-value users subscribing to 4G, fibre broadband and e-Surfing HD services accounted for 45%6 of total subscribers, facilitating the steady growth in operating revenues. Integration has become the Company’s strong and powerful competitive edge.

Leading superior network. 4G and fibre broadband formed and shaped competitive network advantages featuring broad coverage, fast network speed and high stability. In highly profitable 4G service areas, the Company fully leveraged the strengths of international mainstream FDD technology, spectrum resources and co-sharing of telecommunications towers as well as appropriately utilised carrier aggregation technologies. The integrated experience of the Company’s 4G network has become users’ preferred choice. Meanwhile, the Company has been approved to refarm the 800 MHz frequency bandwidth and planned to build a nationwide high quality 800 MHz LTE network in year 2017 at low costs to achieve 4G network coverage in rural areas and in-depth coverage in cities. We will lay down the foundations for the VoLTE and NB-IoT networks so as to foster rapid accomplishment of industry-leading 4G network quality. Through the acceleration of fibre network coverage, end-to-end bandwidth upgrade and interconnection of data centres, the Company effectively secured a high speed and high quality network browsing experience for our customers. In the first half of the year, the average bandwidth of wireline broadband subscribers reached 37 Mbps, representing 20% higher than the industry average. This further strengthened the Company’s leading market position in the fibre broadband industry, where we led the high-bandwidth development trends.

Flexible and innovative marketing strategies. The Company endeavoured to promote “multi-mode” handsets as market mainstream, effectively expanding our sales radius and significantly improving our terminal competitiveness. Data traffic operations were further promoted and the cooperation with heavy data usage products such as video content was further reinforced, continuously enhancing data traffic scale and value. The Company continuously implemented the “Speed Upgrade and Tariff Reduction”, gradually cancelled the long-distance and roaming charges, proactively innovated the billing model and became the pioneer in China to explore and introduce on trial basis the “All-charge-as-data” billing, which effectively simplified customers’ choices and profoundly enhanced service attractiveness. The Company actively implemented Internet-orientation of channels, enhancing high collaborative operations of online and physical channels. The coverage and sales capabilities of physical channels were significantly improved while online channels have become the main sales channel for services such as data traffic packages and online top-up. The proportion of users derived from online channels continued to increase.

[6]	Up to the first half of 2016, the total number of users subscribing to access lines in service, mobile, wireline broadband and e-Surfing HD of the Company reached approximately 510 million.

Chairman’s Statement

Remarkable achievements in cooperation. The Company took the initiative in innovation of development model, extensively consolidated competitive resources, cooperated with strong partners, resulting in a win-win outcome. Fully leveraging the co-sharing of telecommunications towers resources, the Company has been at the forefront of offering a superior 4G network experience rapidly. With the promotion of in-depth cooperation with other parties in the industry and enhancements in the co-building and co-sharing of networks, the Company successfully promoted “multi-mode” handsets as a national standard. In the first half of the year, the proportion of “multi-mode” handsets sold in the industry reached 34%, enabling the Company to swiftly achieve the decisive breakthrough in developmental bottleneck. In emerging areas such as “Smart Family”, mobile payment, “Internet+”, cloud and Big Data, and IoT, the Company proactively carried out crossover cooperation and cultivated a highly efficient and synergetic industrial ecosystem by focusing on product services, network platforms, sales channels and resource integration. Our differentiated competitive strengths were effectively enhanced.

Convenient and highly-efficient services. The Company has always persisted in consumer-oriented focus with continual enhancement of customer experience. In order to achieve the integration of marketing and maintenance as a whole, the Company introduced service modes such as “instant installation process at sales” and “pay after installation”. The online and physical channels were well coordinated, effectively expanding service channels. The Company comprehensively promoted premier services and the capabilities of the entire process service were continuously improved. In the first half of the year, the Company was ranked first in the industry in customer satisfaction for both mobile Internet and wireline Internet services.

Persistent and unwavering reform. The Company adhered to the reforms of mechanism and system, and continued the in-depth promotion of subdivision of performance evaluation units. The Company increased efforts in promoting frontline entrepreneurial platform to persistently stimulate the vitality of employees, resulting in continual enhancement in the morale of development. The results of frontline performance contract units remarkably improved. By strengthening the market-oriented corporate resources allocation, together with the establishment and gradual optimisation of “top-down” integrated service support system and effective collaboration of front-end and back-end operations, the efficiency and effectiveness of the Company’s overall operation was significantly improved. The “Internet+” talent development programme was established with a focus on nurturing a team of new talents including both professional and technical personnel, hence strengthening the Company’s ability to attract talents. Vigorously promoting the transformation of achievements in innovation, the Company became the first batch of the state’s model in mass entrepreneurship and innovation.

Continual optimisation of operation management. Through precision management and efficiently-centralised operations, the quality and efficiency of our operations were significantly improved. The Company persistently promoted automation of network maintenance and further improved IT operational efficiency by leveraging support systems such as MSS, resulting in continuous enhancement in efficient centralisation of networks and IT operations. Through proactively deploying the co-building and co-sharing of networks, continually improving the financial management, strengthening the scope and depth of centralised procurement, and improvement in investment and cost efficiency, our corporate value was continually enhanced.

Comprehensive transformation and upgrades

Starting from the end of 2004, the Company unwaveringly persisted in pursuing strategic transformation and upgrades, and has surmounted tough difficulties to pave a new path for promoting China Telecom’s development through transformation. At the end of 2004, the Company first put forth strategic transformation (Transformation 1.0)7, achieving a change from telecommunications to information services. By the end of 2010, the Company proposed in-depth transformation (Transformation 2.0)8 and

[7]	Transformation 1.0 defined the corporate as Telecom Full Service Provider, Internet Applications Aggregator and Leading Enterprise ICT Service Provider.
[8]	Transformation 2.0 adjusted the corporate’s positioning as the Leader of Intelligent Pipeline, the Provider of Integrated Platforms and the Participant of Content & Application Development.

Chairman’s Statement

explicitly defined the clear positioning of “Three New Roles” in order to adapt to the latest trend of mobile Internet and to proactively explore emerging business areas. The history has proved and confirmed that each and every transformation and upgrade in more than ten years in the past represented China Telecom always accurately grasps the prevailing development trends as every transformation and upgrade resulted in remarkable achievements. This also demonstrated that forward-looking strategic planning and trend-leading role are both vital to overall corporate development.

At present, we are about to enter into an advanced stage of information civilisation of mankind, the era of intellectual service. The Company officially established a comprehensive transformation and upgrades plan (Transformation 3.0) at the end of June 2016 and positioned itself as a leading integrated intelligent information services operator. Intelligent information services built on digitalisation and networkisation as fundamentals; widely used intellectualisation technologies such as cloud computing, Big Data, Mobile Internet, IoT, artificial intelligence as main drivers; in-depth integration between cloud and network including Software-Defined Networking (SDN), Network Functions Virtualisation (NFV), hardware generalisation and platform-based capabilities development as the priority; deepened exploration and value realisation of corporate internal and external data resources as the norm; and diversified intelligent terminals as the carrier, altogether enables the Company to accomplish crossover development in different areas.

The Company will focus and link through the main theme of intelligence and will promote the reconstitution of network, business, operations and management based on the three main directions namely network intelligentisation, service ecologicalisation and operation intellectualisation. Integrated intelligent information services featuring connection on demand, automatic response, realistic virtual experience and high price-to-performance ratio will be provided to customers. Network intelligentisation: Being guided by CTNet20259, the Company will promote network reconstitution, deepen open-source technology applications to accomplish the open integration of network and IT, moving forward towards the combination of development and operations as a whole. The Company will be able to provide customers with state-of-the-art network experience with embedded visible, self-selective and self-served characteristics. Service ecologicalisation: The Company will further emphasise the key operating focus, “2+5”. Through open cooperation, integrated innovation and promotion of business reconstitution, the Company will endeavour to build up the five key business ecosystems, namely Intelligent Connection, Smart Family, Internet Finance, new style ICT applications, and IoT in order to achieve co-existence, co-innovation and “win-win” outcomes. Operation intellectualisation: Being driven by Big Data applications, through enhancement of six key capabilities in network fundamentals, network operations, data operation, channel sales, customer service and talent development in order to promote the reconstitution of operations and management to support smart operations.

Recently, the Company has commenced the implementation of Transformation 3.0. With the completion of the top-level design on network reconstitution, the Company published the CTNet2025 white paper and launched the first series of network reconstitution projects encompassing various areas such as network framework, fundamental scientific R&D, network engineering and product development. Surrounding the prevailing “2+5” operating focuses, ecological alliances in the industry comprising “Smart Family”, IoT and Big Data, etc. have been gradually formed. The Company launched the system and evaluation performance index of “Smart Family”. With “BestPay” payment system as the core, the Company accelerated the development of emerging areas including consumer finance and proactively nurtured the industry ecosystem. Through an in-depth exploration and extensive applications coverage of Big Data, the Company will pragmatically promote operation intellectualisation through precision marketing, precision management, dedicated services and lean operations.

As an excellent corporate citizen

We are committed to maintaining a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate transparency and value to ensure our healthy

[9]	CTNet2025 refers to China Telecom’s CTNet2025 Network Structure White Paper.

Chairman’s Statement

and orderly growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We have been accredited with a number of awards and recognition for the year to date, including being voted as the “Most Honoured Companies in Asia” by Institutional Investor for six consecutive years. The Company was also awarded the Platinum Award – “Best Telecommunications Company in Asia” by FinanceAsia which honoured institutions and corporations in Asia consistently providing quality, excellent and innovative services to their customers over the past 20 years.

We persisted in operating with integrity and proactively fulfilled our corporate social responsibility while maintaining a fair and orderly environment for market competition and facilitating the healthy development of the entire value chain. Meanwhile, we actively promoted green operations, through further strengthening energy conservation and emissions reduction to improve the efficiency of resource utilisation. We vigorously promoted broadband penetration in rural areas in order to bridge the information gap between urban and rural areas. We received high recognition and appreciation from society through our efforts in combating catastrophic flooding in Southern China.

Endeavour to become bigger, better and stronger

Currently, the implementation of the national strategy of “Cyberpower” coupled with the promotion of supply-side structural reform will foster an advanced level equilibrium of supply and demand. This positive policy environment creates favourable conditions for the sustainable and healthy development of the industry. The Company will seize new development opportunities for transformation and upgrades.

In the second half of the year, the Company will proactively respond to the increasingly intensified market competition and changes in external environment. Oriented by market share dominance, the Company will expedite the scale development of two fundamental businesses, effectively collaborate on the operations of five major emerging areas while also endeavouring to enhance the six key capabilities in order to accelerate the transformation of our resource edges and capabilities into competitive strengths.

With reform and innovation as the driving force, the Company will promote the development strategy with talent development as the priority, optimise the market-oriented incentive mechanism, bolster vitality and improve efficiency in order to lay down a solid foundation for accelerated transformation and upgrades. At the same time, the Company will comprehensively promote reconstitution of four major areas including business, network, operations and management in order to accelerate the implementation of the new strategy on transformation and upgrades. The Company will strive to become a leading integrated intelligent information services operator, facilitate development towards the national strategy of “Cyberpower” and also serve society and the general public as a whole, while continuously creating new value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend my sincere gratitude towards Mr. Zhang Jiping and Mr. Zhu Wei for their excellent contributions during their tenure of office as the Directors of the Company.

Yang Jie
Chairman and Chief Executive Officer Beijing, China 23 August 2016

Report on Review of Interim Financial Statements

To the Board of Directors of China Telecom Corporation Limited

Introduction

We have reviewed the interim financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 9 to 33, which comprise the consolidated statement of financial position as at 30 June 2016 and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that these interim financial statements are not prepared, in all material respects, in accordance with IAS 34.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

23 August 2016

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2016

(Amounts in millions)

	Note	30 June 2016 RMB	31 December 2015 RMB

ASSETS

Non-current assets
Property, plant and equipment, net		365,571	373,981
Construction in progress		84,206	69,103
Lease prepayments		23,252	23,609
Goodwill		29,921	29,920
Intangible assets		10,337	10,739
Interests in associates		34,559	34,473
Investments		1,415	1,624
Deferred tax assets	8	4,701	4,655
Other assets		3,250	3,349

Total non-current assets		557,212	551,453

Current assets
Inventories		5,166	6,281
Income tax recoverable		18	105
Accounts receivable, net	4	29,077	21,105
Prepayments and other current assets		18,524	16,229
Short-term bank deposits		2,836	2,519
Cash and cash equivalents	5	30,076	31,869

Total current assets		85,697	78,108

Total assets		642,909	629,561

The notes on pages 15 to 33 form part of these interim financial statements.

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2016

(Amounts in millions)

	Note	30 June 2016 RMB	31 December 2015 RMB

LIABILITIES AND EQUITY

Current liabilities
Short-term debt	6	35,312	51,636
Current portion of long-term debt	6	153	84
Accounts payable	7	126,112	118,055
Accrued expenses and other payables		92,172	82,934
Income tax payable		955	2,154
Current portion of finance lease obligations		23	38
Current portion of deferred revenues		1,158	1,028

Total current liabilities		255,885	255,929

Net current liabilities		(170,188)	(177,821)

Total assets less current liabilities		387,024	373,632

Non-current liabilities
Long-term debt and payable	6	70,570	64,830
Finance lease obligations		99	81
Deferred revenues		2,345	1,454
Deferred tax liabilities	8	3,741	2,061
Other non-current liabilities		469	455

Total non-current liabilities		77,224	68,881

Total liabilities		333,109	324,810

Equity
Share capital		80,932	80,932
Reserves		227,857	222,852

Total equity attributable to equity holders of the Company		308,789	303,784
Non-controlling interests		1,011	967

Total equity		309,800	304,751

Total liabilities and equity		642,909	629,561

The notes on pages 15 to 33 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited)

for the six-month period ended 30 June 2016

(Amounts in millions, except per share data)

		Six-month period ended 30 June
	Note	2016 RMB	2015 RMB
Operating revenues	9	176,828	164,953
Operating expenses
Depreciation and amortisation		(33,447)	(33,585)
Network operations and support	10	(43,951)	(37,224)
Selling, general and administrative		(27,319)	(25,062)
Personnel expenses	11	(28,909)	(28,079)
Other operating expenses	12	(26,094)	(23,849)

Total operating expenses		(159,720)	(147,799)

Operating profit		17,108	17,154
Net finance costs	13	(1,728)	(2,160)
Investment income		9	6
Share of profits/(losses) of associates		80	(456)

Profit before taxation		15,469	14,544
Income tax	14	(3,747)	(3,536)

Profit for the period		11,722	11,008

Other comprehensive income for the period
Items that may be reclassified subsequently to profit or loss
Change in fair value of available-for-sale equity securities		(342)	967
Deferred tax on change in fair value of available-for-sale equity securities		86	(242)
Exchange difference on translation of financial statements of subsidiaries outside mainland China		37	(11)
Share of other comprehensive income of associates		6	1

Other comprehensive income for the period, net of tax		(213)	715

Total comprehensive income for the period		11,509	11,723

Profit attributable to
Equity holders of the Company		11,673	10,980
Non-controlling interests		49	28

Profit for the period		11,722	11,008

Total comprehensive income attributable to
Equity holders of the Company		11,460	11,695
Non-controlling interests		49	28

Total comprehensive income for the period		11,509	11,723

Basic earnings per share	16	0.14	0.14

Number of shares (in millions)	16	80,932	80,932

The notes on pages 15 to 33 form part of these interim financial statements.

Consolidated Statement of Changes in Equity (Unaudited)

for the six-month period ended 30 June 2016

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB

Balance as at 1 January 2015		80,932	17,064	10,746	69,072	384	(941)	111,926	289,183	925	290,108
Profit for the period		—	—	—	—	—	—	10,980	10,980	28	11,008
Other comprehensive income		—	—	—	—	726	(11)	—	715	—	715

Total comprehensive income		—	—	—	—	726	(11)	10,980	11,695	28	11,723

Acquisition of non-controlling interests		—	(1)	—	—	—	—	—	(1)	(6)	(7)
Contribution from non-controlling interests		—	87	—	—	—	—	—	87	40	127
Dividends	15	—	—	—	—	—	—	(6,160)	(6,160)	—	(6,160)

Balance as at 30 June 2015		80,932	17,150	10,746	69,072	1,110	(952)	116,746	294,804	987	295,791

Balance as at 1 January 2016		80,932	17,150	10,746	70,973	876	(812)	123,919	303,784	967	304,751
Profit for the period		—	—	—	—	—	—	11,673	11,673	49	11,722
Other comprehensive income		—	—	—	—	(250)	37	—	(213)	—	(213)

Total comprehensive income		—	—	—	—	(250)	37	11,673	11,460	49	11,509

Contribution from non-controlling interests		—	34	—	—	—	—	—	34	(3)	31
Distribution to non-controlling interests		—	—	—	—	—	—	—	—	(2)	(2)
Dividends	15	—	—	—	—	—	—	(6,489)	(6,489)	—	(6,489)

Balance as at 30 June 2016		80,932	17,184	10,746	70,973	626	(775)	129,103	308,789	1,011	309,800

The notes on pages 15 to 33 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2016

(Amounts in millions)

		Six-month period ended 30 June
	Note	2016 RMB	2015 RMB

Net cash from operating activities	(a)	46,348	54,412

Cash flows used in investing activities
Capital expenditure		(36,032)	(37,123)
Purchase of investments	(b)	(3,099)	(1)
Lease prepayments		(19)	(90)
Proceeds from disposal of property, plant and equipment		558	243
Proceeds from disposal of lease prepayments		1	—
Purchase of short-term bank deposits		(1,552)	(2,114)
Maturity of short-term bank deposits		1,343	1,325

Net cash used in investing activities		(38,800)	(37,760)

Cash flows used in financing activities
Principal element of finance lease payments		(26)	—
Proceeds from bank and other loans		59,378	20,568
Repayments of bank and other loans		(68,742)	(36,471)
Payment for the acquisition of non-controlling interests		—	(7)
Contribution from non-controlling interests		31	127
Distribution to non-controlling interests		(2)	(70)

Net cash used in financing activities		(9,361)	(15,853)

Net (decrease)/increase in cash and cash equivalents		(1,813)	799
Cash and cash equivalents at 1 January		31,869	20,436
Effect of changes in foreign exchange rate		20	(7)

Cash and cash equivalents at 30 June		30,076	21,228

The notes on pages 15 to 33 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2016

(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Six-month period ended 30 June
	2016 RMB	2015 RMB

Profit before taxation	15,469	14,544
Adjustments for:
Depreciation and amortisation	33,447	33,585
Impairment losses for doubtful debts	1,313	1,471
Write down of inventories	61	37
Investment income	(9)	(6)
Share of (profits)/losses of associates	(80)	456
Interest income	(170)	(164)
Interest expense	1,899	2,362
Net foreign exchange gain	(1)	(38)
Net loss on retirement and disposal of long-lived assets	991	1,865

Operating profit before changes in working capital	52,920	54,112
Increase in accounts receivable	(9,235)	(7,567)
Decrease in inventories	1,058	625
Increase in prepayments and other current assets	(2,066)	(2,076)
Decrease/(increase) in other assets	122	(151)
Increase in accounts payable	3,070	6,523
Increase in accrued expenses and other payables	5,614	8,259
Decrease in deferred revenues	(245)	(226)

Cash generated from operations	51,238	59,499
Interest received	182	176
Interest paid	(1,934)	(2,385)
Investment income received	1	—
Income tax paid	(3,139)	(2,878)

Net cash from operating activities	46,348	54,412

(b)	The Company sold certain telecommunications towers and related assets (“Tower Assets”) to China Tower Corporation Limited (“China Tower”) (hereinafter referred to as “Tower Assets Disposal”) and injected cash amounting to RMB2,966 million (“Cash Consideration”) to China Tower, in return for new shares issued by China Tower. The Tower Assets Disposal was completed on 31 October 2015, and the Cash Consideration was paid in February 2016.

The notes on pages 15 to 33 form part of these interim financial statements.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

1.	Principal Activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, telecommunications network resource services and lease of network equipment, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, International Internet access and transit, and Internet data centre service in certain countries of the Asia Pacific, Europe, Africa, South America and North America regions. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

2.	Basis of Preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34, (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 23 August 2016, reflect the unaudited financial position of the Group as at 30 June 2016 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2016.

These interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities at fair value.

Except as described below, these interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2015 annual financial statements of the Group.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

2.	Basis of Preparation (continued)

In the current interim period, the Group has applied, for the first time, the following amendments to International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board that are mandatorily effective for the current period:

Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”

Amendments to IAS 1, “Disclosure Initiative”

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortisation”

Amendments to IFRSs, “Annual Improvements to IFRSs 2012–2014 Cycle”

Amendments to IAS 16 and IAS 41, “Agriculture: Bearer Plants”

Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment Entities: Applying the Consolidation Exception”

The application of the above amendments to IFRSs has had no material effect on the Group’s interim financial statements.

The preparation of interim financial statements in conformity with IAS 34, “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2015 annual financial statements. The interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

The financial information relating to the financial year ended 31 December 2015 that is included in these interim financial statements as being previously reported does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2015 are available from the Company’s registered office. The Company’s international independent auditor has expressed an unqualified opinion on those financial statements in the report dated 23 March 2016.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

3.	Segmental Reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

4.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

	Note	30 June 2016 RMB millions	31 December 2015 RMB millions

Third parties		31,161	22,766
China Telecom Group	(i)	905	492
China Tower		6	—
Other telecommunications operators in the PRC		1,204	782

		33,276	24,040

Less: Allowance for doubtful debts		(4,199)	(2,935)

		29,077	21,105

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

4.	Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	30 June 2016 RMB millions	31 December 2015 RMB millions

Current, within 1 month	10,818	10,001
1 to 3 months	3,273	2,181
4 to 12 months	2,279	1,821
More than 12 months	1,574	731

	17,944	14,734
Less: Allowance for doubtful debts	(3,548)	(2,393)

	14,396	12,341

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	30 June 2016 RMB millions	31 December 2015 RMB millions

Current, within 1 month	5,191	3,648
1 to 3 months	3,962	1,618
4 to 12 months	4,063	2,199
More than 12 months	2,116	1,841

	15,332	9,306
Less: Allowance for doubtful debts	(651)	(542)

	14,681	8,764

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

5.	Cash and Cash Equivalents

	30 June 2016 RMB millions	31 December 2015 RMB millions

Cash at bank and in hand	28,560	30,916
Time deposits with original maturity within three months	1,516	953

	30,076	31,869

6.	Short-term and Long-term Debt and Payable

Short-term debt comprises:

	30 June 2016 RMB millions	31 December 2015 RMB millions

Loans from banks – unsecured	4,910	5,361
Super short-term commercial papers – unsecured	18,197	33,995
Other loans – unsecured	182	182
Loans from China Telecom Group – unsecured	12,023	12,098

Total short-term debt	35,312	51,636

The weighted average interest rate of the Group’s total short-term debt as at 30 June 2016 was 3.2% (31 December 2015: 3.1%) per annum. As at 30 June 2016, the Group’s loans from banks and other loans bear interest at rates ranging from 3.9% to 5.1% (31 December 2015: 3.9% to 5.6%) per annum, and are repayable within one year; super short-term commercial papers bear interest at rates ranging from 2.4% to 2.5% (31 December 2015: 2.1% to 3.0%) per annum, and are repayable by September 2016; the loans from China Telecom Group bear interest at rates from 3.5% to 4.5% (31 December 2015: 3.5% to 4.5%) per annum and are repayable within one year.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

6.	Short-term and Long-term Debt and Payable (continued)

Long-term debt and payable comprises:

	Note	30 June 2016 RMB millions	31 December 2015 RMB millions

Loans from banks – unsecured	(i)	9,012	3,203
Other loans – unsecured	(i)	1	1
Amounts due to China Telecommunications
Corporation – unsecured
Deferred consideration of Mobile Network Acquisition	(ii)	61,710	61,710

Total long-term debt and payable		70,723	64,914
Less: current portion		(153)	(84)

Non-current portion		70,570	64,830

Note:

(i)	The loans from banks includes long-term RMB denominated government loans with below-market interest rates ranging from 1.08% to 1.20% per annum obtained by the Group through banks. The Group recognised the loans at their fair value on initial recognition, and accreted the discount to profit or loss using the effective interest rate method. The difference between the fair value and face value of the loans was recognised as government grants in deferred revenue.

As at 30 June 2016, the loans from banks and other loans bear interest at rates ranging from 1.00% to 8.30% (31 December 2015: 1.00% to 8.30%) per annum with maturity through 2060.

(ii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC (hereinafter referred to as the “Mobile Network Acquisition”). The Company may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition. The Company pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The annual interest rates for 2015 and 2016 are 5.11% and 4.00%, respectively.

If the amount is not paid when due, the Company is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As at 30 June 2016, the Group had unutilised committed credit facilities amounting to RMB126,857 million (31 December 2015: RMB128,839 million).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

7.	Accounts Payable

Accounts payable are analysed as follows:

	30 June 2016 RMB millions	31 December 2015 RMB millions

Third parties	95,753	95,305
China Telecom Group	19,576	18,702
China Tower	9,915	3,272
Other telecommunications operators in the PRC	868	776

	126,112	118,055

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due dates is as follows:

	30 June 2016 RMB millions	31 December 2015 RMB millions

Due within 1 month or on demand	26,964	21,486
Due after 1 month but within 3 months	19,991	18,624
Due after 3 months but within 6 months	22,667	19,430
Due after 6 months	56,490	58,515

	126,112	118,055

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

8.	Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2016 RMB millions	31 December 2015 RMB millions	30 June 2016 RMB millions	31 December 2015 RMB millions	30 June 2016 RMB millions	31 December 2015 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,590	1,291	—	—	1,590	1,291
Property, plant and equipment and others	2,957	3,174	(3,394)	(1,605)	(437)	1,569
Deferred revenues and installation costs	154	190	(107)	(130)	47	60
Available-for-sale equity securities	—	—	(240)	(326)	(240)	(326)

Deferred tax assets/(liabilities)	4,701	4,655	(3,741)	(2,061)	960	2,594

	Balance at 1 January 2016 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 30 June 2016 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,291	299	1,590
Property, plant and equipment and others	1,569	(2,006)	(437)
Deferred revenues and installation costs	60	(13)	47
Available-for-sale equity securities	(326)	86	(240)

Net deferred tax assets	2,594	(1,634)	960

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

9.	Operating Revenues

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month period ended 30 June
	Note	2016 RMB millions	2015 RMB millions

Wireline voice	(i)	13,580	15,268
Mobile voice	(ii)	22,839	24,889
Internet	(iii)	73,017	62,274
Value-added services	(iv)	20,839	20,128
Integrated information application services	(v)	13,987	13,966
Telecommunications network resource services and lease of network equipment	(vi)	8,928	8,667
Others	(vii)	23,638	19,761

		176,828	164,953

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

10.	Network Operations and Support Expenses

Included in the Group’s network operations and support expenses are as follows:

	Six-month period ended 30 June
	2016 RMB millions	2015 RMB millions

Operating and maintenance	21,768	20,713
Utility	6,454	5,944
Property rental and management fee	11,669	5,648
Others	4,060	4,919

	43,951	37,224

11.	Personnel Expenses

Personnel expenses are attributable to the following functions:

	Six-month period ended 30 June
	2016 RMB millions	2015 RMB millions

Network operations and support	19,273	18,171
Selling, general and administrative	9,636	9,908

	28,909	28,079

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

12.	Other Operating Expenses

Other operating expenses consist of:

		Six-month period ended 30 June
	Note	2016 RMB millions	2015 RMB millions

Interconnection charges	(i)	5,726	6,170
Cost of goods sold	(ii)	19,816	16,872
Donations		3	2
Others	(iii)	549	805

		26,094	23,849

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include other surcharges related to VAT.

13.	Net Finance Costs

Net finance costs comprise:

	Six-month period ended 30 June
	2016 RMB millions	2015 RMB millions

Interest expense incurred	2,110	2,517
Less: Interest expense capitalised*	(211)	(155)

Net interest expense	1,899	2,362
Interest income	(170)	(164)
Foreign exchange losses	38	11
Foreign exchange gains	(39)	(49)

	1,728	2,160

* Interest expense was capitalised in construction in progress at the following rates per annum	3.3%–5.0%	3.8%–5.7%

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

14.	Income Tax

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2016 RMB millions	2015 RMB millions

Provision for PRC income tax	1,967	3,922
Provision for income tax in other tax jurisdictions	60	28
Deferred taxation	1,720	(414)

	3,747	3,536

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month period ended 30 June
	Note	2016 RMB millions	2015 RMB millions

Profit before taxation		15,469	14,544

Expected income tax expense at statutory tax rate of 25%	(i)	3,867	3,636
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(211)	(185)
Differential tax rate on other subsidiaries’ income	(ii)	(20)	(16)
Non-deductible expenses	(iii)	182	141
Non-taxable income	(iv)	(36)	(39)
Others	(v)	(35)	(1)

Actual income tax expense		3,747	3,536

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 38%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses, losses on disposal of property, plant and equipment approved by tax authorities and other tax benefits.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

15.	Dividends

Pursuant to the shareholders’ approval at the Annual General Meeting held on 25 May 2016, a final dividend of RMB0.080182 (equivalent to HK$0.095) per share totaling RMB6,489 million in respect of the year ended 31 December 2015 was declared and paid on 15 July 2016.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 27 May 2015, a final dividend of RMB0.076120 (equivalent to HK$0.095) per share totaling RMB6,160 million in respect of the year ended 31 December 2014 was declared and paid on 17 July 2015.

The Board of Directors has resolved not to pay an interim dividend.

16.	Basic Earnings per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2016 and 2015 is based on the profit attributable to equity holders of the Company of RMB11,673 million and RMB10,980 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

17.	Capital Commitments

As at 30 June 2016 and 31 December 2015, the Group had capital commitments as follows:

	30 June 2016 RMB millions	31 December 2015 RMB millions

Contracted for but not provided
Property	514	403
Telecommunications network plant and equipment	9,039	9,745

	9,553	10,148

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

18.	Fair Value Measurements of Financial Instruments

Financial assets of the Group include cash and cash equivalents, bank deposits, investments, accounts receivable, prepayments and other receivables. Financial liabilities of the Group include short-term and long-term debt and payable, other non-current liabilities, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

Fair Value Measurements

Based on IFRS 13, Fair Value Measurement, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1:	fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2:	fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3:	fair values measured using valuation techniques in which any significant input is not based on observable market data

The fair values of the Group’s financial instruments (other than long-term debt and payable, other non-current liabilities and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorised as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities is RMB1,255 million as at 30 June 2016 (31 December 2015: RMB1,597 million), based on quoted market price on PRC stock exchanges. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and because their fair values cannot be measured reliably, so their fair values were not disclosed.

The fair values of long-term debt and payable and other non-current liabilities are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt and payable and other non-current liabilities is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable and other non-current liabilities, having considered the foreign currency denomination of the debt, ranged from 1.0% to 4.9% (31 December 2015: 1.0% to 4.9%). As at 30 June 2016 and 31 December 2015, the carrying amounts and fair values of the Group’s long-term debt and payable and other non-current liabilities were as follows:

	30 June 2016		31 December 2015
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt and payable	70,723	71,150	64,914	65,156
Other non-current liabilities	469	434	455	419

During both periods, there were no transfers among instruments in level 1, level 2 or level 3.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

19.	Related Party Transactions

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month period ended 30 June
	Note	2016 RMB millions	2015 RMB millions

Purchases of telecommunications equipment and materials	(i)	2,385	2,209
Sales of telecommunications equipment and materials	(i)	1,415	1,606
Construction and engineering services	(ii)	7,742	7,830
Provision of IT services	(iii)	124	66
Receiving IT services	(iii)	394	362
Receiving community services	(iv)	1,200	1,147
Receiving ancillary services	(v)	5,985	5,556
Property lease income	(vi)	15	15
Property lease expenses	(vi)	197	297
Net transaction amount of centralised services	(vii)	264	224
Interconnection revenues	(viii)	33	30
Interconnection charges	(viii)	145	212
Internet applications channel services	(ix)	150	188
Interest on amounts due to and loans from China Telecom Group	(x)	1,462	2,042
Lease of CDMA network facilities	(xi)	64	108
Lease of inter-provincial transmission optic fibres	(xii)	8	10
Lease of land use rights	(xiii)	4	8

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided to and received from China Telecom Group.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

19.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Note: (continued)

(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent amounts of property lease fee received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 6).
(xi)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.
(xii)	Represent amounts paid and payable to China Telecom Group for lease of certain inter-provincial transmission optic fibres within its service regions.
(xiii)	Represent amounts paid and payable to China Telecom Group for leases of land use rights.

Amounts due from/to China Telecom Group are summarised as follows:

	30 June 2016 RMB millions	31 December 2015 RMB millions

Accounts receivable	905	492
Prepayments and other current assets	912	732

Total amounts due from China Telecom Group	1,817	1,224

Accounts payable	19,576	18,702
Accrued expenses and other payables	6,179	1,464
Short-term debt	12,023	12,098
Long-term debt and payable	61,710	61,710

Total amounts due to China Telecom Group	99,488	93,974

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

19.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 6.

As at 30 June 2016 and 31 December 2015, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.

(b)	Transactions with China Tower

The principal transactions with China Tower are as follows:

		Six-month period ended 30 June
	Note	2016 RMB millions	2015 RMB millions
Tower assets lease fee	(i)	6,922	—
Provision of IT services	(ii)	6	—

Note:

(i)	Represent amounts paid and payable to China Tower for the lease of telecommunications towers and related assets.

Upon completion of the Tower Assets Disposal, the Company and China Tower entered into an agreement on 8 July 2016 to finally confirm the pricing and related arrangements in relation to the lease of telecommunications towers and related assets (including the “Tower Assets” and the tower products newly built by China Tower). The respective provincial branches of the Company and China Tower will enter into provincial service agreements in accordance with the actual demand for services. The service periods of these respective agreements are five years.

(ii)	Represent IT services provided to China Tower.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

19.	Related Party Transactions (continued)

(b)	Transactions with China Tower (continued)

Amounts due from/to China Tower are summarised as follows:

	30 June 2016 RMB millions	31 December 2015 RMB millions
Accounts Receivable	6	—
Prepayments and other current assets	1,906	1,789

Total amounts due from China Tower	1,912	1,789

Accounts payable	9,915	3,272
Accrued expenses and other payables	178	3,097

Total amounts due to China Tower	10,093	6,369

Amounts due from/to China Tower bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

As at 30 June 2016 and 31 December 2015, no material allowance for doubtful debts was recognised in respect of amounts due from China Tower.

(c)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	Six-month period ended 30 June
	2016 RMB thousands	2015 RMB thousands
Short-term employee benefits	3,171	2,970
Post-employment benefits	392	461

	3,563	3,431

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2016

19.	Related Party Transactions (continued)

(d)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 21% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the above plans for the six-month period ended 30 June 2016 were RMB3,198 million (six-month period ended 30 June 2015: RMB2,998 million).

The amount payable for contributions to the above defined contribution retirement plans as at 30 June 2016 was RMB748 million (31 December 2015: RMB791 million).

(e)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 19(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors of the Company believe the above information provides appropriate disclosure of related party transactions.

Other Information

Management Discussion and Analysis

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2015 Annual Report.

Purchase, Sale or Redemption of Securities

During the six-month period ended 30 June 2016, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 30 June 2016, none of the Directors or Supervisors of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2016, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

Change of Directors and Supervisors since the Date of the 2015 Annual Report

The changes in the information relating to the Directors and Supervisors since the date of the Company’s 2015 Annual Report are set out below:

On 25 April 2016, the Executive Director of the Company, Mr. Yang Jie was appointed as the Chairman and Chief Executive Officer of the Company. On the same day, he no longer held the offices of the President and Chief Operating Officer of the Company.

On 25 April 2016, the Executive Director of the Company, Mr. Yang Xiaowei was appointed as the President and Chief Operating Officer of the Company. On the same day, he no longer held the office of the Executive Vice President of the Company.

On 10 May 2016, Mr. Zhu Wei resigned from his position as a Non-Executive Director of the Company due to change in work arrangement.

On 19 August 2016, Mr. Zhang Jiping retired from his positions as an Executive Director and Executive Vice President of the Company due to his age.

Save as stated above, there is no other information of the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

Other Information

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 30 June 2016, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholders	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue (%)	Percentage of the total number of shares in issue (%)	Capacity

China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

JPMorgan Chase & Co.	1,668,882,703 (Long position)	H shares	12.02%	2.06%

348,035,935 shares as beneficial owner; 248,602,000 shares as investment manager; 10,700 shares as trustee (other than a bare trustee) and 1,072,234,068 shares as custodian corporation/ approved lending agent

	54,101,278 (Short position)	H shares	0.38%	0.07%	Beneficial owner
	1,072,234,068 (Shares available for lending)	H shares	7.72%	1.32%	Custodian corporation/ approved lending agent

BlackRock, Inc.	967,847,607 (Long position)	H shares	6.97%	1.20%	Interest of controlled corporation

	2,200,000 (Short position)	H shares	0.02%	0.00%	Interest of controlled corporation

Other Information

Name of Shareholders	Number of shares held		Type of Shares	Percentage of the respective type of shares in issue (%)	Percentage of the total number of shares in issue (%)	Capacity

The Bank of New York Mellon Corporation	834,090,669 (Long position	)	H shares	6.01%	1.03%	Interest of controlled corporation
	805,835,485 (Shares available for lending	)	H shares	5.81%	1.00%	Interest of controlled corporation

Citigroup Inc.	753,487,404 (Long position	)	H shares	5.42%	0.93%	36,425,608 shares as Interest of controlled corporation; 717,061,796 shares as custodian corporation/ approved lending agent
	21,742,064 (Short position	)	H shares	0.15%	0.03%	Interest of controlled corporation
	717,061,796 (Shares available for lending	)	H shares	5.16%	0.89%	Custodian corporation/ approved lending agent

Save as disclosed above, as at 30 June 2016, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Audit Committee

The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2016.

Other Information

Compliance with the Corporate Governance Code

The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2016. In the Company’s opinion, through supervision of the Board of Directors and Independent Non-Executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2016.

Compliance with the Model Code for Securities Transactions by Directors and Supervisors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Further to the specific enquiries made by the Company to Directors and Supervisors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2016 to 30 June 2016.